Filed Pursuant To Rule 433

Registration No. 333-217785

September 7, 2017

Analyzing August Gold-Backed ETF Fund Flows

By Brenton Garen

Posted to etftrends.com September 7, 2017

Gold is a truly global market – that’s the big takeaway from the World Gold Council’s comprehensive gold-backed ETF flow data report for August 2017.

According to the report, gold-backed ETFs increased by 31.4t in August to 2,295t in global holdings.

While funds listed in North America led worldwide inflows in August, European-listed funds have strongly contributed to gold demand through ETFs and similar so far this year.

As such, gold’s performance is influenced by its global trends — not just those of individual local markets.

Juan Carlos Artigas, the Director of Investment Research at the World Gold Council, said in its view, higher geopolitical uncertainty and mixed economic reports increased demand for gold through ETFs in the US in August.

“While ETF demand in Europe was softer over the same period, investors across Europe – led by Germany – have embraced gold year-to-date, as they seek to reduce risk in their portfolios while diversifying away from low and/or negative yielding bonds,” Artigas.

In Asia, funds have shed 16% of their holdings so far this year, Artigas added.

“As discussed in our Q2 2017 Gold Demand Trends report, Chinese investors seem to have favored gold through bars and coins at the expense of gold-backed ETFs through the first half of this year and anecdotal evidence suggests the same was true during the summer.

The SPDR Gold Shares (NYSEArca: GLD) led flows in August and reversed some of its July outflows.

George Milling-Stanley, Head of Gold Strategy at State Street Global Advisors, said as of Sept. 6, year to date inflows into GLD total $968 million, taking the fund to a total valuation of over $36 billion.

“The increase in GLD assets year to date has been about 3%,” Milling-Stanley said. “The gold price has risen 15% since the beginning of the year, and as long as the price continues to strengthen, I would expect continued inflows into GLD, the clear market leader among gold-backed ETFs. We are seeing a combination of safe haven buying in the face of geopolitical and macroeconomic uncertainties, coupled with continued strategic allocations to gold by both individuals and institutions. The current environment is very supportive for gold.”

According to the World Gold Council’s recent August data, European gold-backed funds account for 79% of the global growth in 2017.

Artigas said European funds have been surging and taking global market share since 2016, adding its their view this can be attributed in part to three reasons.

“First, higher sensitivity to global risks by European investors – as their local stock and bond markets tend to be smaller than those in the US, forcing them to generally invest more abroad thus incurring higher currency risk exposure than their American counterparts,” he said. “Second, an expansion of the broader ETF market in Europe as more investors embrace these vehicles as viable alternatives to more traditional fund structures.”

Finally, Artigas said a change in the German fiscal treatment for gold-backed ETFs in late 2015 that removed capital gains taxes on holdings periods of more than a year, putting them from fiscal perspective on a more equal footing to gold bars and coins.

“As a consequence, 50% of European inflows so far in 2017 have come from German-listed funds,” he said.

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